                              ROYAL BANK OF CANADA

                                  US$1,000,000

                    SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES A

                      Buffered Notes due September 22, 2006
                 (Linked to the PHLX Oil Service Sector(SM) Index)

                                 TERMS AGREEMENT
                                 ---------------

                                                              September 16, 2005

RBC CAPITAL MARKETS CORPORATION
1 Liberty Plaza
165 Broadway
New York, New York 10006

Ladies and Gentlemen:

     Royal Bank of Canada, a Canadian chartered Bank (the "Bank"), proposes, subject to the terms and conditions stated herein and in the Distribution
Agreement, dated January 26, 2005 (the "Distribution Agreement"), between the
Bank on the one hand and RBC Capital Markets Corporation, RBC Dain Rauscher Inc.
and any other party acting as Agent thereunder on the other, to issue and sell to you the securities specified in the Schedule hereto (the "Purchased
Securities"). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by the Agents, as agents of the Bank, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus or the Shelf Prospectus (as therein defined) in Section
1 of the Distribution Agreement shall be deemed to be a representation or warranty as of the date of the Distribution Agreement in relation to the
Prospectus or the Shelf Prospectus, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus or the Shelf
Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Purchased Securities that are the subject of this Terms Agreement. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.

     A supplement to each of the Prospectus and the Shelf Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the
Commission pursuant to General

Instruction II.K., in the case of the Prospectus, and with the AMF pursuant to
Quebec Securities Laws, in the case of the Shelf Prospectus.

     Subject to the terms and conditions set forth herein and in the
Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to you, and you agree to purchase from the Bank at the time and place and at the purchase price set forth in the Schedule hereto, the principal amount of Purchased Securities set forth in the Schedule hereto. You further agree that any Purchased Securities offered and sold by you to initial purchasers will be offered and sold at the price to public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the
Schedule hereto, unless you and the Bank otherwise agree.

     If the foregoing is in accordance with your understanding, please sign and return to us two counterparts hereof, and upon acceptance hereof by you, this letter and such acceptance hereof, including the provisions of the Distribution
Agreement incorporated herein by reference, shall constitute a binding agreement between you and the Bank.

                                         Very truly yours,

                                         ROYAL BANK OF CANADA

                                         By: /s/ Jim Archer-Shee
                                             -----------------------------------
                                             Name:  Jim Archer-Shee
                                             Title: Executive Vice-President,
                                                    Corporate Treasury and
                                                    Treasurer

                                         By: /s/ David Power
                                             -----------------------------------
                                             Name:   David Power
                                             Title:  Vice-President, Marketing
                                                     and Execution

Accepted as of the date hereof:

RBC CAPITAL MARKETS CORPORATION

By: /s/ Steven Milke
    ---------------------------------
    Name:  Steven Milke
    Title: Managing Director

                                 Terms Agreement

                                                     SCHEDULE TO TERMS AGREEMENT

TITLE OF PURCHASED SECURITIES:

Buffered Notes due September 22, 2006 (Linked to the PHLX Oil Service Sector(SM)
Index)

AGGREGATE PRINCIPAL AMOUNT:

US$1,000,000

PRICE TO PUBLIC:

100% of the principal amount of the Purchased Securities

PURCHASE PRICE BY AGENTS:

97.75% of the principal amount of the Purchased Securities

COMMISSION:

2.25% of the principal amount of the Purchased Securities

FORM OF PURCHASED SECURITIES:

Book-entry only form represented by one or more global securities deposited with
The Depository Trust Company ("DTC") or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Closing Date at the office of DTC.

SPECIFIED FUNDS FOR PAYMENT OF PURCHASE PRICE:

Federal (same-day) funds

CLOSING DATE:

10:00 a.m. (New York City time), September 21, 2005

CLOSING LOCATION:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

INDENTURE:

Indenture dated as of October 23, 2003, between the Bank and JPMorgan Chase
Bank, N.A., as Trustee.

MATURITY DATE:

September 22, 2006

INTEREST RATE:

No interest will be paid on the Purchased Securities

PRINCIPAL REPAYMENT TERMS:

The Purchased Securities at maturity pay an amount in cash linked to changes, if any, of the PHLX Oil Service Sector(SM) Index (the "Index"), capped at 15% maximum total return. The Purchased Securities offer protection against declines in the
Index of up to 10%, as further described in the Pricing Supplement, dated
September 16, 2005, to the Prospectus. The terms of the Purchased Securities as described therein are hereby incorporated by reference.

REDEMPTION PROVISIONS:

No provisions for redemption

SINKING FUND PROVISIONS:

No sinking fund provisions

DEFEASANCE PROVISIONS:

No defeasance provisions

DOCUMENTS TO BE DELIVERED:

The following document referred to in the Distribution Agreement shall be delivered as a condition to the Closing:

The officers' certificate referred to in Section 5(l)

NAME AND ADDRESS OF AGENT:

RBC Capital Markets Corporation
1 Liberty Plaza
165 Broadway
New York, New York 10006

OTHER TERMS:

None